



STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

September 27, 2013

Job Number: C20130926-3007
Reference Number: 00004044712-72
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20050041676-41	Amended & Restated Articles	6 Pages/1 Copies

Respectfully,

ROSS MILLER
Secretary of State

Certified By: F Lincoln
Certificate Number: C20130926-3007
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate to Accompany Restated Articles
(PURSUANT TO NRS)

Filed in the office of	Document Number
Dean Heller Secretary of State State of Nevada	20050041676-41
	Filing Date and Time 03/02/2005 10:56 AM
	Entity Number C17628-2002

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

This Form is to Accompany Restated Articles of Incorporation
(Pursuant to NRS 78.403, 82.371, 86.221, 88.355 or 88A.250)
(This form is also to be used to accompany Restated Articles for Limited-Liability Companies, Certificates of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1. Name of Nevada entity as last recorded in this office:

PARADIGM ENTERPRISES, INC.

2. The articles are being ☐ **Restated** or ☒ **Amended and Restated** (check only one). Please entitle your attached articles **"Restated"** or **"Amended and Restated,"** accordingly.

3. Indicate what changes have been made by checking the appropriate box.*

- ☐ No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on ____________ The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.
- ☒ The entity name has been amended.
- ☐ The resident agent has been changed. (attach Certificate of Acceptance from new resident agent)
- ☐ The purpose of the entity has been amended.
- ☒ The authorized shares have been amended.
- ☐ The directors, managers or general partners have been amended.
- ☐ IRS tax language has been added.
- ☐ Articles have been added.
- ☐ Articles have been deleted.
- ☐ Other. The articles or certificate have been amended as follows: (provide article numbers, if available)

* This form is to accompany Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles or certificates

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM RESTATED 2003
Revised on: 10/23/03



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

PARADIGM ENTERPRISES, INC.

2. The articles have been amended as follows (provide article numbers, if available):

ARTICLE 1:
The name of the corporation is PARADIGM OIL AND GAS, INC., a Nevada Corporation (the "Corporation")

ARTICLE 2:
The amount of the total authorized capital stock of the corporation is Three Hundred Thousand Dollars ($300,000.00) consisting of Three Hundred Million (300,000,000) shares of common stock of the par value of $0.001 each all of the shares of the Corporation being of the same class and without preference or distinction.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 80.2%

4. Effective date of filing (optional): 2/7/05

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): _____

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.   Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF

PARADIGM OIL AND GAS, INC.
A Nevada Corporation
(pursuant to Nevada Revised Statutes 78.385, 78.390 and 78.403)

Brian C. Doutaz hereby certifies that:

1.   He is the duly elected and acting president of Paradigm Oil And Gas, Inc., a Nevada Corporation (the "Corporation").

2.   Stock of the Corporation has been issued and capital has been paid to the Corporation.

3.   This certificate is made and filed on behalf of the Corporation pursuant to and in accordance with Nev. Rev. Stat's. 78.385, 78.390 and 78.403.

4.   Pursuant to a resolution of the Board of Directors dated January 17, 2005 and a Resolution of the Shareholders of the Corporation dated January 17, 2005 duly consented to in writing by holders of greater than 51% of the issued and outstanding shares of the Corporation, it was resolved that:

      a)   the Corporation change its name to Paradigm Oil And Gas, Inc. (or to such other name as may be acceptable to the Nevada Secretary of State) and that Article One of the Corporation's Articles of Incorporation be amended accordingly; and

      b)   the authorized common share capital of the Corporation of 200,000,000 common shares with a par value of $0.001 per share, of which 32,491,250 shares are issued, be forward split on the basis of one (1) "old" share being converted to one and one-half (1½) "new" shares to 300,000,000 common shares of $0.001 per share par value of which 48,736,875 common shares are issued and that Article Four of the Corporation's Articles of Incorporation be amended accordingly.

5.   The original Articles of Incorporation of the Corporation were filed in the office of the Secretary of State of the State of Nevada on the 15th day of July, 2002. This first Amendment to the Articles of Incorporation was filed in the office of the Secretary of State of the State of Nevada on the 7th day of February, 2005. The original Articles of Incorporation of the Corporation and all amendments thereto are hereby amended and restated in their entirety to read as follows:

ARTICLE ONE
The name of the corporation is PARADIGM OIL AND GAS, INC., a Nevada Corporation (the "Corporation"

ARTICLE TWO

The resident agent of the Corporation is Corporate Advisory Service and the resident agent's street address which shall be the registered office of the Corporation in the State of Nevada is located at 251 Jeanell Rive, Suite 3, Carson City, Nevada 89703.

ARTICLE THREE

The purpose or purposes for which the corporation is organized is/are to engage in and carry on any lawful business activity or trade, and any activities necessary, convenient, or desirable to accomplish such purposes, not forbidden by law or by these articles of incorporation.

ARTICLE FOUR

The amount of the total authorized capital stock of the corporation is Three Hundred Thousand Dollars ($300,000.00) consisting of Three Hundred Million (300,000,000) shares of common stock of the par value of $0.001 each all of the shares of the Corporation being of the same class and without preference or distinction.

ARTICLE FIVE

The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of this corporation.

There are two members of the Board of Directors and their names and addresses are:

NAME	POST-OFFICE ADDRESS
Brian C. Doutaz	12880 Railway Avenue,, Unit 35 Richmond, British Columbia Canada V7E 6G4
James M. Hutchison	12880 Railway Avenue,, Unit 35 Richmond, British Columbia Canada V7E 6G4

The number of members of the Board of Directors shall not be less than one nor more than seven.

ARTICLE SIX

The capital stock, after the amount of the subscription price, or par value, has been paid in shall not be subject to assessment to pay the debts of the corporation.

ARTICLE SEVEN

The name and addresses of each of the incorporators signing the original Articles of Incorporation are as follows:

NAME	POST-OFFICE ADDRESS
Sheryl Best	Corporation Makers, Inc. 1100 Salem Rose, Las Vegas, Nevada 89144

ARTICLE EIGHT
The corporation is to have perpetual existence.

ARTICLE NINE
In furtherance, and not in limitation of the powers conferred by statute, the board of directors is expressly authorized:

Subject to the bylaws, if any, adopted by the stockholders, to make, alter or amend the bylaws of the corporation;

To fix the amount to be reserved as working capital over and above its capital stock paid in, to authorize and cause to be executed mortgages and liens upon the real and personal property of this corporation;

By resolution passed by a majority of the whole board, to designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the corporation, which, to the extent provided in the resolution or in the bylaws of the corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the bylaws of the corporation or as may be determined from time to time by resolution adopted by the board of directors; and

When and as authorized by the affirmative vote of stockholders holding stock entitling them to exercise at least a majority of the voting power given at a stockholders' meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the board of directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions as its board of directors deem expedient and for the best interests of the corporation.

ARTICLE TEN
A meeting of stockholders may be held outside the State of Nevada, if the bylaws so provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Nevada at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation.

ARTICLE ELEVEN
This corporation reserves the right to amend alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE TWELVE

The corporation shall indemnify its officers, directors, employees and agents to the full extent permitted by the laws of the State of Nevada.

I, THE UNDERSIGNED, being the President and Director hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these Amended Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this 17th day of January, 2005.



_____
Brian C. Doutaz, President